

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2013

Via Email

Fred Person
President
Bookedbyus Inc.
619 S. Ridgeley Drive
Los Angeles, CA 90036

>   **Re: Bookedbyus Inc.**
>   **Amendment No. 6 to Registration Statement on Form S-1**
>   **Filed April 12, 2013**
>   **File No. 333-176705**

Dear Mr. Person:

    We have reviewed your letter dated April 12, 2013, and the above-referenced filing, and have the following comments. Where we reference prior comments, we are referring to our April 10, 2013 letter.

General

1.   Please update the financial statements to comply with Rule 8-08 of Regulation S-X. Also update MD&A and other corresponding disclosure.

Summary Information

Summary Information about Bookedbyus Inc, page 5

2.   We note your response to prior comment 3. Here, and throughout the filing, you disclose that your sole source of revenue since inception has been from a consulting project unrelated to your planned business model. Also disclose that you do not have a contract for this project and discuss the associated risks.

Exhibit 23

3.   Please revise to include a currently dated auditor's consent which references all of the periods covered in the auditor's report. In this regard, the consent should either refer to the financial statements as a whole or to the balance sheets as of August 31, 2012 and 2011 and the statements of operations and statements of cash flows for the years ended August 31, 2012 and 2011, as well as the period from the date of inception (December 27, 2007) to August 31, 2012.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Evan S. Jacobson, Attorney-Advisor, at (202) 551-3428 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via Email
Thomas E. Puzzo, Esq.
Law Offices of Thomas E. Puzzo, PLLC